Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Amendment No. 2 to the Registration Statement of NexImmune, Inc. on Form S-1 to be filed on or about February 11, 2021 of our report dated November 5, 2019, except with respect to the 3rd, 33rd, 34th and 35th paragraphs of Note 3, and the 2nd paragraph of Note 13, as to which the date is July 13, 2020, and except with respect to the 5th paragraph of Note 16, as to which the date is February 8, 2021, on our audit of the financial statements as of December 31, 2018 and for the year then ended. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/ EisnerAmper LLP

EISNERAMPER LLP

Philadelphia, Pennsylvania

February 11, 2021